Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc

		Percentage of Outstanding Stock
	Place of Incorporation	or Ownership Interest Held
Name of Subsidiary	or Organization	by Registrant

Cal-Maine Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
CMF of Kansas, LLC	Delaware	(1)
Hillandale, LLC.	Florida	100%
American Egg Products, Inc.	Georgia	99.5%
Texas Egg Products, LLC	Texas	37%
Benton County Foods, LLC	Arkansas	100%
South Texas Protein, LLC	Texas	43%
Zephyr Egg, LLC	Florida	100%
Tampa Farms, LLC	Florida	100%

(1)	Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.